October 16, 2018

Yongsheng Liu
Chief Executive Officer
Wealthbridge Acquisition Ltd
Flat A, 6/F, Block A
Tonnochy Towers
No. 272 Jaffe Road
Wanchai, Hong Kong

       Re: Wealthbridge Acquisition Ltd
           Draft Registration Statement on Form S-1
           Submitted September 24, 2018
           CIK No. 0001753673

Dear Mr. Liu:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Submitted September 24, 2018

Investment Criteria, page 2

1. Please revise your disclosure throughout the prospectus to clarify, if true, that the 80% fair market value requirement would no longer apply if you are delisted from Nasdaq.
2. We note your statement that you currently anticipate structuring your initial business combination so as to acquire 100% of the equity interests or assets of a target business or businesses. We also note your disclosure that you may acquire less than 100% of such
 Yongsheng Liu
FirstName LastNameYongsheng Liu
Wealthbridge Acquisition Ltd
Comapany NameWealthbridge Acquisition Ltd
October 16, 2018
October 16, 2018 Page 2
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FirstName LastName
         interests or assets in order to meet certain objectives. Please disclose whether management would consider entering into a business combination involving variable interest entities. If so, explain what this means and discuss the attendant risks of using such a structure.
Management Operating and Investing Experience, page 4

3. Please revise to clarify, if true, that your executive officers will not necessarily remain with the company subsequent to effecting a business combination. Emerging Growth Company Status and Other Information, page 5

4. We note your disclosure that you are a foreign private issuer, but are voluntarily choosing to register and report using domestic forms. Please highlight your foreign private issuer status in the subheading. Also provide risk factor disclosure of the different disclosure and reporting requirements (including no requirement to comply with the proxy rules in connection with an initial business acquisition) should you choose to follow the foreign private issuer disclosure regime. Lastly, address your foreign private issuer status under the subheading "Periodic Reporting and Audited Financial Statements" on page 57.
Risk Factors, page 17

5. Please consider including risk factors specifically addressing risks associated with acquiring and operating a target business with its primary operation in China.
Proposed Business, page 47

6. We note your disclosure regarding opportunities in the airline and general aviation industries in China, including favorable changes to the regulatory environment. To balance your disclosure and provide further context, please briefly discuss government regulations of these industries in China. In your discussion, please address the application of the Catalogue for the Guidance of Foreign Investment Industry to a potential business combination with an entity that operates in these industries in China.
7. We note that you cite to industry research for information and statistics regarding economic trends and market share in the global and Chinese aviation industries. Please provide us with marked copies of any materials that support these and other third party statements, clearly cross-referencing a statement with the underlying factual support. To the extent that any of these reports have been prepared specifically for this filing, file a consent from the party. We note, by way of example only, the Oxford Economics report and the Booz & Co.annual growth rate forecast referenced on page 47.
General

8. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf,
 Yongsheng Liu
Wealthbridge Acquisition Ltd
October 16, 2018
Page 3
         present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
9. When you publicly file your registration statement, please revise your signature page at II-
         4 to indicate who will be signing in the capacity of principal accounting officer or controller. Please refer to Instruction 1 to the Signatures section on Form S-1.
        You may contact Inessa Kessman, Staff Accountant, at 202-551-3371 or Terry French,
Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at 202-551-
3415 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.



FirstName LastNameYongsheng Liu                                 Sincerely,
Comapany NameWealthbridge Acquisition Ltd
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